Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated December 15, 2011

December 2011

Structured Investments Solution Series Volume II:

Buffered Return Enhanced Notes

Introduction

FOCUSING ON YOUR FINANCIAL GOALS can be challenging during periods of market volatility. While your brain may tell you that staying the course is the smartest strategy, your stomach may lead you to make impulsive investment decisions. For many investors, finding the optimal balance between risk and reward--and having the fortitude to maintain that balance over the long haul--is no easy task.

You can use Structured Investments to achieve greater diversification, to gain exposure to certain asset classes, to hedge certain exposures in your investment portfolio or to align your portfolio with a particular market or economic view. These instruments can also be designed to provide asymmetrical returns, meaning that potential returns may be higher or lower than those derived from a direct investment in a particular asset. Structured Investments are securities that provide exposure to underlying equities, commodities, indices, other assets or market measures or a basket or hybrid combination of these. Structured Investments offer risk-return profiles that vary from product to product and are designed for specific expectations of market performance and investment objectives. They are complex instruments that may not be suitable for all investors. It is important for investors to understand and consider carefully the unique features of a particular Structured Investment and their own risk profiles before making an investment decision. All payments on J.P.
Morgan's Structured Investments are subject to the credit risk of the issuer,
JPMorgan Chase and Co.

Structured Investments have become increasingly popular over the past several years. According to StructuredRetailProducts.com, approximately $49 billion in new Structured Investment products were issued to U.S. investors from January
1, 2011 through October 31, 2011. Nearly $55 billion were issued in 2010, up from $34 billion in 2009 and $37.5 billion in 2008.(1)

This report examines the role that Buffered Return Enhanced Notes can play in your portfolio, specifically during periods when expectations for the stock market are range-bound. This report also discusses how Buffered Return Enhanced
Notes are structured and how you can augment returns and reduce the risks of investing in certain volatile asset classes, while providing partial protection against adverse market moves. Like all Structured Investments, all payments on
Buffered Return Enhanced Notes are subject to the credit risk of JPMorgan Chase and Co.

(1) www.structuredretailproducts.com. Information contained in this website is not incorporated by reference in, and should not be considered part of, this report.

The discussion contained in the following pages is for educational and illustrative purposes only. The preliminary and final terms of any securities offered by JPMorgan Chase and Co. will differ from those set forth in general terms in this report and any such final terms will depend on, among other things, market conditions on the applicable launch and pricing dates for such securities. Any information relating to performances contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results, whether historical or hypothetical, will be achieved.
The information in this report is subject to change, and J.P. Morgan undertakes no duty to update these materials or to supply corrections. This material shall be amended, superseded and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange Commission, or
SEC. In the event of any inconsistency between the materials presented in the following pages and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with
JPMorgan Chase and Co. However, JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.
Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

    December 2011 2

BUFFERED RETURN ENHANCED NOTES

Additional Asset Class Exposure with Partial Market Downside Protection,
Subject to the Credit Risk of JPMorgan Chase and Co.:

Buffered Return Enhanced Notes (BRENs)

Building a truly diversified portfolio means investing in a wide variety of assets, such as stocks, bonds, and commodities. You can further diversify by investing in different types of securities within each major asset class. For example, you might divide your equity portfolio allocation among small and large-cap stocks, international stocks, and emerging markets.

Following the market turbulence in 2008, more investors seem acutely aware of volatility and the impact it can have on portfolio returns. However, a type of
Structured Investment, known as a Buffered Return Enhanced Note (BREN), can be used as a tool to help reduce the risks of investing in certain volatile asset classes, while providing partial protection against adverse market moves, subject to the credit risk of JPMorgan Chase and Co.

The specific terms and conditions of each BREN vary, but they are typically linked to the performance of a particular market index, such as the SandP 500[]
Index or the iShares MSCI EAFE Index. They are often issued as senior unsecured debt obligations, mature within one to five years, and are generally issued in
$1,000 increments. BRENs typically use leverage to provide investors a return of as much as 150% to 200% of the positive performance of the underlying index, up to a specified cap, and frequently provide a 10%-15% buffer from loss in the case of negative performance of the underlying index, subject to the credit risk of JPMorgan Chase and Co. In any case, to get the stated return an investor must hold the note to maturity. Unlike a direct investment in an index, investors forgo any dividend or interest income.

In most cases, BRENs are subject to a cap on gains, meaning that an investor will forgo any appreciation above a specified maximum return. Depending on its specific terms, a BREN may be treated as an open transaction for tax purposes.
Any gains that you do earn on a BREN may be taxed as long-term capital gains as long as the investment is held unhedged for more than one year. Therefore, they may be more appropriate for taxable accounts as opposed to investments with a payout at maturity designed to return an investor's initial investment at maturity. However, whether this tax treatment will be respected is uncertain, so if you are considering purchasing a BREN in a taxable account, consult with your own tax advisor first and refer to the tax disclosure in the prospectus.

In addition to enabling individual investors to access hard to reach asset classes, BRENs feature a "buffer" that provides a partial return of your investment at maturity, subject to the credit risk of JPMorgan Chase and Co.
Currently, these buffers typically range from 10% to 15%. A BREN with a 10%
buffer, for example, will return your entire principal to you, subject to the credit risk of JPMorgan Chase and Co., if the index has declined by 10% or less at final observation before maturity. However, if index losses are in excess of
10%, you begin to lose principal. In this example, you may lose up to 90% of your principal at maturity, but, unless the BRENs are subject to downside leverage and subject to the credit risk of JPMorgan Chase and Co., no more. If you are comfortable taking on downside market risk, but prefer a buffer to cushion against more substantial market losses, you may want to consider a
BREN.

BREN Performance under Different Market Conditions

To understand how a BREN might perform under varying market conditions, consider this hypothetical example. You invest $1,000 in a BREN linked to the
SandP 500 Index that matures in 18 months.

3 December 2011

Figure 1: Buffered Return Enhanced Note. BREN pays 1.5 times upside of an index with a 10% buffer, and 20% maximum return

The BREN pays 1.5 times the appreciation of the index at final observation before maturity up to a 20% cap, and offers a 10% buffer without any downside leverage. This means that, if held to maturity, your investment will experience principal losses only if the index declines by more than 10%, subject to the credit risk of JPMorgan Chase and Co., and, if the return is positive, you will have 1.5 times leveraged participation up to the 20% cap. Any payment on the
BREN is subject to the credit risk of the issuer. However, if the index declines from its initial level by more than the buffer amount, you will lose
1% of the principal amount of your investment for every 1% that the index has declined beyond the buffer.

Figure 1 demonstrates what would happen if the underlying index for a BREN with
1.5x leverage, a 20% cap, and a 10% buffer you invested in appreciated 10% at final observation before maturity. In this case, you would receive a total return of 15%--1.5 times that of a direct investment in the index. If the index declined 10% or less at final observation before maturity, you would receive your $1,000 principal back, subject to the credit risk of JPMorgan Chase and Co.
As this example demonstrates, BRENs may outperform a direct investment in the reference asset or index when the index declines in value between the inception date and the final observation before maturity. What happens if the index experiences a more pronounced decline? If, for example, the index closed down
20% at final observation before maturity, you would lose 10% of your principal.
This would result in a loss of $100, as opposed to the $200 loss that would have resulted from a direct investment in the index. Any payments on BRENs are subject to the credit risk of JPMorgan Chase and Co.

Building a Case for Structured Investments

4

Buffered Return Enhanced Notes (BRENs)

Market Strategies:

The return of a BREN differs from that of a direct investment in an underlying asset. The product is specifically designed to add alpha to the portfolios of investors who anticipate low market returns in the near-term. A BREN allows you to tailor an investment according to your market view, degree of desired market downside protection, and investment objective. Typically, an investor in a BREN structure has:

[]A moderately bullish view of the market and the conviction that the underlying asset will be range-bound during the term of the investment.

[]A desire for partial market downside protection and is willing to take on downside risk in order to get enhanced upside participation.

[]A primary objective of capital appreciation to be potentially achieved through the BREN's enhanced upside participation.

Incorporating a BREN into a portfolio can reduce overall portfolio volatility throughout the market cycle and ultimately reduce the standard deviation of returns, primarily due to the buffer on the downside. Any payment on a BREN is subject to the credit risk of JPMorgan Chase and Co.

Structures:

You can add a BREN to your portfolio to reshape and manage risk. To articulate a view on the market, customization of a structure is possible. The structure of the BREN can be customized to:

[]Lever returns that an investor deems likely to occur;

[]Protect against market sells-offs an investor deems possible; or

[]Cap returns an investor deems unlikely to occur.

Any payment on a BREN is subject to the credit risk of JPMorgan Chase and Co.

Underlying Investments:

Structured Investments, including BRENs, allow access to hard-to-reach underlying assets such as alternative investment strategies, commodities, and international equities. Not only can an investor use a BREN to gain access to individual indices and ETFs, but a BREN can also be linked to a basket of indices and ETFs. This flexibility may be used to implement views on the specific relevant underlying assets.

5 December 2011

Including BRENs in Your Portfolio

Buffered Return Enhanced Notes can provide exposure to an underlying asset on which an investor has a particular market view. BRENs can create an additional source of structural alpha, tailored to your investment view, risk tolerance, and diversification goals. For example, you may be interested in investing in the SandP 500 Index, but could be concerned with the historical volatility of the index and large cap volatility in particular. Accessing the index through a
BREN has the potential to allow for lower volatility than investing directly in the SandP 500, while maintaining upside return potential.

Adding a BREN to your portfolio not only allows you to tailor a product to fit a market outcome you anticipate, but also can serve to fit a desired portfolio allocation to the underlying asset class.

Investing in a BREN linked to the iShares MSCI Emerging Markets Index Fund, for example, gives the investor a note with a payout that is linked to an equity exposure, via an ETF. The investor is utilizing a BREN (note) to gain access to a thematic ETF (equity). This alpha-generating product can be used as an equity allocation alongside a passive allocation to ETFs to create an integrated equity portfolio.

Certain Risk Considerations

Although BRENs may offer an alternative investment for those with a market view described above, BRENs are subject to significant risks, some of which are discussed below.

Buffered Return Enhanced Notes (BRENs)
[]Market risk: Returns on the BRENs at maturity are generally linked to the performance of an underlying asset such as an index, and will depend on whether, and the extent to which, the applicable index appreciates during the term of the notes.
[]BRENs do not guarantee any return of principal.
[]Your investment in the BRENs may result in a loss if the underlying index declines by more than the buffer amount at the final observation date from the initial level.
[]Payment on the notes is subject to the credit risk of JPMorgan Chase and Co.
Therefore the value of the notes prior to maturity will be subject to changes in the market's view of JPMorgan Chase and Co.'s creditworthiness.
[]If JPMorgan Chase and Co. were to default on its payment obligations, you may not receive any amount owed to you under the BRENs and could lose your entire original investment.
[]Certain built-in costs are likely to adversely affect the value of the BRENs prior to maturity. The original issue price of the BRENs includes the commissions paid to any placement agent and the estimated costs of hedging
JPMorgan Chase and Co.'s obligations under the BRENs. As a result, the price, if any, at which J.P. Morgan Securities LLC (which we refer to as JPMS) may be willing to purchase the BRENs from investors in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss for investors.
[]Your gain on the BRENs may be limited by a specified maximum return.
[]The buffer provides only limited protection against loss and applies only if the BRENs are held to maturity. []The BRENs offer no dividend or interest payments or voting rights.
(continued on page 7.)

Building a Case for Structured Investments

6

Certain Risk Considerations (continued)

[]Lack of liquidity: JPMS, acting as agent for JPMorgan Chase and Co., may offer to purchase the BRENs in the secondary market but is not required to do so. The price, if any, at which JPMS may be willing to purchase the BRENs from you in the secondary market, if at all, may result in a significant loss of your principal.
[]Many economic and market factors, such as volatility of the underlying asset, time to maturity, interest rates and creditworthiness of JPMorgan Chase and Co., will impact the value of the BRENs prior to maturity.
[]Potential Conflicts: JPMorgan Chase and Co. and its affiliates play a variety of roles in connection with the BRENs, including acting as a calculation agent for the BRENs and hedging JPMorgan Chase and Co.'s obligations under the BRENs.
It is possible that such hedging activities or other trading activities of
JPMorgan Chase and Co. or its affiliates could result in substantial returns for
JPMorgan Chase and Co. or its affiliates while the value of the BRENs declines.
[]The tax consequences of the BRENs may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the BRENs.
[]The BRENs may have complex payout structures that impact returns. Investors should consider these structures carefully before investing in these instruments.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

IN BRIEF

Buffered Return Enhanced Notes (BRENs)

What benefits do they provide?
BRENs allow you to invest in more volatile and sometimes hard-to-access asset classes. They provide the potential of leveraged returns along with protection of a portion of your investment, subject to the credit risk of JPMorgan Chase and
Co. Maturities range from one to five years depending on a BREN's specific economics, and it may be treated as an open transaction for U.S. federal income tax purposes. However, whether this tax treatment will be respected is uncertain. You may receive long term capital gains tax treatment if you hold a
BREN unhedged more than one year.
What is the downside?
In order to provide leveraged returns, some BRENs (typically those with 150% to
200% leverage) include a cap on the upside return. If the market index rises dramatically, you will forgo gains beyond the cap. If the market declines dramatically, the majority of your capital would be at risk. Investors forgo dividends and interest, and may also give up a portion of any capital appreciation in exchange for full repayment of principal at maturity. Any payment on BRENs is subject to the credit risk of the issuer. Your ability to sell the BRENs prior to maturity may be limited. BRENs are subject to additional risks, including those discussed under "Certain Risk Considerations"
above.
BRENs may be right for you if you:
[]Are looking to diversify your taxable portfolio and gain exposure to additional asset classes.
[]Are comfortable with downside risk, but want protection of a portion of your investment, subject to the credit risk of JPMorgan Chase and Co.
[]Are looking to generate returns beyond those available in moderately rising or range-bound markets.

    December 2011 7

The information contained in this document is for discussion purposes only. The final terms of any securities offered by J.P. Morgan Chase and Co. may be different from the terms set forth herein and any such final terms will depend on, among other things, market conditions on the applicable pricing date for such securities. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved.
These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the
Securities and Exchange Commission, or SEC. In the event of any inconsistency between the information presented herein and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to a particular offering that
JPMorgan Chase and Co. has filed or will file with the SEC for more complete information about JPMorgan Chase and Co. and that offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in that offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement, if any, and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: This communication was written in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction(s) or matter(s) addressed herein by persons unaffiliated with
JPMorgan Chase and Co. However, JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, to the extent this communication contains any discussion of tax matters, such communication is not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties.
Any recipient of this communication should seek advice from an independent tax advisor based on the recipient's particular circumstances.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for JPMorgan Chase and Co. and its subsidiaries and affiliates worldwide.
J.P. Morgan Securities LLC is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

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